EXHIBIT 10
AMAX GOLD INC.
9100 East Mineral Circle
P.O. Box 6940
Englewood, Colorado 80155
USA

N E W S  R E L E A S E


FOR RELEASE:  September 29, 1995
CONTACT:      Mark Lettes
              (303) 643-5522

           CYPRUS AMAX MINERALS COMPANY INCREASES OWNERSHIP
                           IN AMAX GOLD INC.

ENGLEWOOD, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) announced today that as of September 29 it has borrowed the remaining $45 million under the 1995 $80 million double convertible revolving credit agreement (DOCLOC II) provided by Cyprus Amax Minerals Company (Cyprus
Amax). Amax Gold had borrowed $35 million under the DOCLOC II in June of this year. The borrowing is for the continued development of the Amax Gold's Fort Knox Project in Alaska.

     Cyprus Amax has exercised its option under the DOCLOC II agreement to convert the $45 million borrowing to common stock. This increases Cyprus Amax's ownership of Amax Gold to approximately $51%.

     Amax Gold Inc. produces gold in the United States and Chile, explores for gold primarily in North, Central and South America and currently is 47% owned by Cyprus Amax. Amax Gold common stock is listed on the New York Stock Exchange (AU) and the Toronto Stock Exchange (AXG); the Series B Convertible Preferred Stock is listed on the New York Stock Exchange (AUPrB); and Amax Gold warrants trade on the American Stock Exchange (AUWS) and on the Toronto Stock Exchange (AXGWT).

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